

10031741

AB 2/26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27880

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRYAN FUNDING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Technology Drive, Suite 105
(No. and Street)

Canonsburg	Pa	15317-9557
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Bryan 724-746-4004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eric Rossi CPA, LLC
(Name – *if individual, state last, first, middle name*)

500 N. Lewis Run Road, Ste 225	Pittsburgh	Pa	15122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard G Bryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryan Funding, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Cynthia Lynn Bryan, Notary Public
Cecil Twp., Washington County
My Commission Expires Aug. 10, 2014
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

BRYAN FUNDING, INC,

JUNE 30, 2010

ERIC ROSSI CPA, LLC

PITTSBURGH, PENNSYLVANIA

CONTENTS

Page

Eric Rossi CPA
LIMITED LIABILITY COMPANY

500 LEWIS RUN ROAD
SUITE 225
PITTSBURGH, PA 15122
TEL: 412-466-4243
FAX: 412-466-4250
E-Mail: erossi@ericrossicpa.com

Independent Auditor's Report

Board of Directors
Bryan Funding, Inc.
Canonsburg, PA 15317

We have audited the accompanying statement of financial condition of Bryan Funding, Inc. as of June 30, 2010 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bryan Funding, Inc. as of June 30, 2010 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Pittsburgh, Pennsylvania
August 13, 2010

BRYAN FUNDING, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010

ASSETS

Current Assets

Cash and cash equivalents	$ 54,322
Accounts receivable	66,600
Prepaid taxes	160
	$ 121,082

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Commissions payable	$ 70,886
Income taxes payable	1,650
	72,536

Stockholder's Equity

Capital stock, $1.00 par value; 5,000 shares authorized and outstanding	5,000
Paid-in capital	14,502
Retained earnings	29,044
	48,546
	$ 121,082

The accompanying notes are an integral part of the financial statements.

BRYAN FUNDING, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDING JUNE 30, 2010

Income	
Commissions	$ 524,291
Other income	783
	525,074
Expenses	
Commissions	501,354
Insurance	1,667
Accounting fees	3,100
Regulatory fees	6,407
Dues and subscriptions	2,700
Legal fees	2,560
Bank and brokerage fees	325
	518,113
Net income before taxes	6,961
Income Taxes	
Federal	955
State	594
	1,549
Net Income	$ 5,412

The accompanying notes are an integral part of the financial statements.

BRYAN FUNDING, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2010

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows from Operating Activities:	
Cash received from customers	$ 490,908
Cash paid to suppliers	(501,910)
Income taxes received	3,338
	(7,664)
Net Increase (Decrease) in Cash and Cash Equivalents	(7,664)
Cash and Cash Equivalents at July 1, 2009	61,986
Cash and Cash Equivalents June 30, 2010	$ 54,322

Reconciliation of Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:

Net income (loss)	$ 5,412
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
Change in assets and liabilities:	
Increase in accounts receivable	(36,166)
Decrease in prepaid taxes	3,600
Decrease in other receivable	2,000
Increase in accounts payable	16,203
Increase in income taxes payable	1,287
Net Cash Provided By (Used In) Operating Activities	$ (7,664)

The accompanying notes are an integral part of the financial statements.

BRYAN FUNDING, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2010

	Common Stock	Paid-in Capital	Retained Earnings
Balances at July 1, 2009	$ 5,000	$ 14,502	$ 23,632
Additional paid-in capital			
Net Income for the Year			5,412
Balances at June 30, 2010	$ 5,000	$ 14,502	$ 29,044

The accompanying notes are an integral part of the financial statements.

BRYAN FUNDING, INC.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010

Formation of Company
The Company was formed on May 21, 1981. The principal activity of the Company is to be a broker/dealer for the sale of oil and gas interests and securities.

Significant Accounting Policies
Commission revenue is recognized when rendered and related expenses are recorded when incurred. Commission income and expense from customers' security transactions on introduced accounts are recorded on a trade date basis.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company adopted the provisions of Accounting Standards Codification Topic 740 (ASC 740) (formerly FIN 48) on July 1, 2009. The adoption of ASC 740 resulted in no change to the financial statements. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The Company policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of July 1, 2009 and for the year ended June 30, 2010, there were no uncertain tax positions and therefore no accrued interest and penalties were recorded.

The Company files income tax returns in the U.S. federal jurisdiction, and also in the state of Pennsylvania. The tax returns prior to fiscal year 2007 are closed.

The current income tax included on the accompanying financial statements is $955 and $594 for federal and state taxes, respectively. The company has no deferred income taxes due as of June 30, 2010.

Expected income tax expense at the U.S. statutory tax rate	$ 1044	15.0%
The effect of:		
State taxes, net of federal deduction	606	8.7
Prior year adjustment – state tax	(101)	(1.5)
	$ 1,549	22.2%

Accounts Receivable
Accounts receivable shown on the accompanying financial statement represents 12B-1 fees due from the mutual fund companies. Also included is a receivable from Bryan Management, LLC for commissions from sale of limited partnership interests.

Related Party Transactions
The Company paid commissions of $ 24,000 to Richard Bryan during the fiscal year ending June 30, 2010 and has a payable of $ 33,000 due him at June 30, 2009. Richard Bryan is the sole owner of Bryan Funding, Inc. The Company also has a receivable for commissions of $24,600 from Bryan Management, LLC as of June 30, 2010. No commissions were paid during the year from Bryan Management, LLC. Bryan Management, LLC is 100% owned by Richard Bryan.

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (see rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2010, the Company had net capital of $48,386, which was $43,386 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 1.5 to 1.

The Company is exempt from the Customer Protection Reserves and Custody of Securities Requirement Rule 15c3-3, under the exemptive provision provided by section (k)(1).

Fair Value of Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value.

Subsequent Events
Management has evaluated subsequent events through August 16, 2010, the date on which the financial statements were available to be issued.

BRYAN FUNDING, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

SCHEDULE I

JUNE 30, 2010

Aggregate Indebtedness:		
Total money liabilities		$ 72,536
Total aggregate indebtness		72,536
Net Capital:		
Common stock	$ 5,000	
Paid in capital	14,502	
Retained earnings	29,044	
Total capital available		48,546
Less: nonallowable asset - prepaid taxes		(160)
Net capital		$ 48,386
Capital Requirements:		
6 2/3% of aggregate indebtedness	4,836	
Minimum dollar capital requirement	5,000	
Net capital requirement		$ 5,000
Net capital in excess of requirements		43,386
Net capital as above		$ 48,386
Ratio of aggregate indebtedness to net capital		1.5

BRYAN FUNDING, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION TO

JUNE 30, 2010 FOCUS REPORT

SCHEDULE II

JUNE 30, 2010

	Audit Report	Focus Report
Total ownership equity	$ 48,386	$ 48,386
Net capital requirements	5,000	5,000
Excess net capital	$ 43,386	$ 43,386

No differences exist in the computation of net capital between the audit report and Bryan Funding, Inc's Focus Report (Part IIA filing) for the period ending June 30, 2010.

Eric Rossi CPA
LIMITED LIABILITY COMPANY

500 LEWIS RUN ROAD
SUITE 225
PITTSBURGH, PA 15122
TEL: 412-466-4243
FAX: 412-466-4250
E-Mail: erossi@ericrossicpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Bryan Funding, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bryan Funding, Inc. for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)11 and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of The Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. In addition, no facts came to our attention which indicated that the exemptive provisions of the rule 15c3-3(k) (2) (i) was not complied with during the year ended June 30, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



Eric Rossi CPA, LLC
Pittsburgh, Pennsylvania
August 13, 2010